Richard A. Kline +1 650 752 3139 RKline@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

April 4, 2019
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Slack Technologies, Inc. Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 Submitted March 12, 2019 CIK No. 0001764925
Dear Mr. Spirgel:
This letter is submitted on behalf of Slack Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on March 12, 2019 (the “Draft Registration Statement”), as set forth in your letter dated March 21, 2019 addressed to Stewart Butterfield, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 4, 2019

Risk Factors
Risks Related to Our Business, page 13

1.
Highlight in your risk factor disclosure that your customers can and do subscribe to multiple subscription plans simultaneously and explain why they might choose to do so. Discuss any associated risks, such as the possibility that your customers may only upgrade to a higher tier subscription temporarily and that varying subscriptions tiers among single customers may make it more difficult for you to track your financial performance and key performance metrics.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 18 and 19 of the Amended Draft Registration Statement to (i) disclose that its customers can and do subscribe to multiple subscription plans simultaneously, (ii) explain the primary reasons they may choose to do so, and (iii) discuss risks to the Company associated with this customer behavior.
RSU Sales, page 57

2.
We note that the number of shares to be sold for the purpose of funding personal tax withholding obligations is blank. We also note that the number of shares an employee will have to sell is dependent upon a number of factors, including the share price at the time of settlement. Please advise as to how the number of shares will be known prior to effectiveness given that the opening trading price will not be known to the Company nor its financial advisors until after effectiveness.

RESPONSE: The Company advises the Staff that while the exact number of shares to be sold on the first trading day to fund personal tax withholding and remittance obligations will not be known prior to the effectiveness of the registration statement, the Company will be able to estimate, in advance of effectiveness, the approximate withholding tax rates for current and former employees and other service providers who hold RSUs that will vest and settle upon the listing and public trading of the Company’s Class A common stock. By applying these estimated withholding tax rates to the number of RSUs that will vest and settle on the first trading day, the Company will be able to calculate the approximate number of shares that are expected to be sold for the purpose of funding personal tax withholding and remittance obligations. The Company intends to include this approximate number of shares in its registration statement prior to requesting effectiveness. The Company has revised pages 57 and 147 of the Amended Draft Registration Statement to clarify that the number of shares expected to be sold is calculated using a percentage that is based on the estimated withholding tax rates for those current and former employees and other service providers with RSUs that will vest and settle on the first trading day.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 4, 2019

Capitalization, page 59

3.
We note your response to our prior comment 14.  Your revised disclosures on page 59 indicate that the pro forma column of your capitalization table will give effect to the vesting and settlement of RSUs for which you expect the performance vesting condition to be satisfied upon the listing of your Class A common stock.  However, in the second bullet point on page 60, you also indicate that the pro forma column of your capitalization table excludes certain RSUs that will settle and vest upon the listing of your Class A common stock.  Please revise to address this apparent inconsistency.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 59 and 60 of the Amended Draft Registration Statement to include the number of RSUs that will vest and settle upon the listing and public trading of the Company’s Class A common stock, based upon both the service-based and performance vesting conditions being satisfied.
Selected Consolidated Financial Data and Other Data, page 61

4.
We note your response to our prior comment 15.  Although Item 301 of Regulation of S-K does not specifically require pro forma balance sheet data be disclosed, factors that may materially affect the comparability of the selected financial data should be discussed. Please refer to Instructions 1 and 2 to Item 301 of Regulation S-K and consider adding a pro forma column to your consolidated balance sheet data table on page 62.

RESPONSE: In response to the Staff’s comment, the Company has revised page 62 of the Amended Draft Registration Statement to include a pro forma column on the consolidated balance sheet data table.
Management's Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 68

5.
You indicate that the Net Dollar Retention Rate metric helps measure the rate of expansion within your paid customer base.  We note that your Net Dollar Retention Rate has declined from 171% as of January 31, 2017 to 143% as of January 31, 2019.  Please provide an analysis of this metric, including a discussion of what the decline in the metric indicates about your prospects for revenue growth and profitability.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 70 and 82 of the Amended Draft Registration Statement to provide further analysis around its Net Dollar Retention Rate metric, including a discussion of the decline of this metric under the periods presented as well as the known trends around the Company’s expectations for Net Dollar Retention Rate in future periods.

6.	You disclose that your revenue growth and profitability depend, in part, on your ability to convert organizations on your free version to paid customers. In that respect, we note

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 4, 2019

your response to comment 16 and believe that the number of organizations on your free version that converted to paid customers for the relevant periods should be disclosed. Alternatively, disclose how management tracks conversion of organizations on your free version to paid customers, whether as an absolute number or a percentage of revenue increases.
RESPONSE: In response to the Staff’s comment, the Company has revised page 67 of the Amended Draft Registration Statement to disclose that approximately 8% of the Company’s revenue in the fiscal year ended January 31, 2019 was derived from organizations on its free subscription plan prior to fiscal year 2019 that converted to a Paid Customer in fiscal year 2019. The Company believes that revenue derived from free to paid conversions is more pertinent to an investor’s understanding of the Company’s business model and operating results than is the number of organizations that converted from the free subscription plan to a paid subscription plan because the impact on the Company’s financial statements of an organization converting from a free to a paid subscription plan will vary widely depending on the size of the organization.
Our Subscription Plans, page 99

7.
We note your response to comment 19 and your assertion that adding up the number of customers on each of the Standard, Plus and Enterprise Grid subscription plans will overstate the Company’s number of Paid Customers.  Instead, please provide narrative disclosure indicating the relative percentages of your subscribers that upgrade from your standard paid subscription to your plus and/or enterprise grid subscriptions.  You should also provide disclosure of any metrics or measures that management uses to track your paid customers' upgrading activities and/or the total percent of your revenues derived from each of your subscription plan options.

RESPONSE: The Company respectfully advises the Staff that Company management measures and reviews upgrades of organizations from its free to its paid subscription plans and Paid Customers >$100,000, but does not otherwise believe that upgrades between paid subscription plans is useful in evaluating its operating performance. In response to the Staff’s comment, the Company has revised page 67 of the Amended Draft Registration Statement to disclose that approximately 8% of the Company’s revenue in the fiscal year ended January 31, 2019 was derived from organizations on its free subscription plan prior to fiscal year 2019 that converted to a Paid Customer in fiscal year 2019. In addition, the Company has revised pages 4, 70, and 96 of the Amended Draft Registration Statement to disclose that approximately 40% of the Company’s revenue during the fiscal year ended January 31, 2019 was generated from the Company’s 575 Paid Customers >$100,000.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 4, 2019

Executive Compensation
2019 Summary Compensation Table, page 114

8.	Provide executive compensation disclosure in your summary compensation table for each of the last two completed fiscal years. See Instruction 1 to Item 402(c) of Regulation S-K.
RESPONSE: The Company respectfully advises the Staff that it has omitted the information for fiscal year ended January 31, 2018 from the summary compensation table in reliance on the instructions to Item 402(n) of Regulation S-K. Item 402(l) of Regulation S-K states that “[a] registrant that qualifies as a ‘smaller reporting company’… or is an ‘emerging growth company’…may provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k), (s), and (u) of this Item. The instructions to Item 402(n) of Regulation S-K state that “[i]nformation with respect to the fiscal year prior to the last completed fiscal year will not be required if the smaller reporting company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act…at any time during that year…”. Since the Company is an “emerging growth company” and was not a reporting company during fiscal year ended January 31, 2018, the Company has relied on the instructions to Item 402(n) in connection with providing the summary compensation table information for the fiscal year ended January 31, 2019 only.
Principal and Registered Stockholders, page 130

9.	Confirm that the registered stockholders table on page 132 reflects all of the outstanding holders of your common stock.
RESPONSE: The Company respectfully advises the Staff that the registered stockholders table will not reflect all of the outstanding holders of its common stock. Instead, the registered stockholders table will reflect the common stock held by (i) its affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of common stock from an affiliate or from the Company within the 12 months prior to effectiveness of the registration statement, would be unable to sell their securities pursuant to Rule 144 until the Company has been subject to the reporting requirements of Section 13 or Section 15(d) the Securities Exchange Act of 1934, as amended, for a period of at least 90 days, and (ii) its non-executive officer service providers who acquired shares under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act) (collectively, the “Registered Stockholders”). The registered shares will consist Class A common stock and Class B common stock currently held by Registered Stockholders, as well as shares of Class B common stock of the Company’s affiliates that can vest and settle while the Form S-1 registration statement is effective. The Company has revised pages 147 to 151 of the Amended Draft Registration Statement to clarify which shares of common stock are being registered.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 4, 2019

10.
We note your response to prior comment 24, yet it is not clear whether the table entry entitled "Holders of RSUs" includes all the Class A shares that are expected to be sold in Sell-to-Cover Transactions.  In this regard, footnotes 19 and 20 to the entries "All Other Employees" and "All Other Registered Stockholders" include RSUs for which the service condition has been or will be satisfied within 60 days of January 31, 2019.  Therefore, it appears that these entries also include Class A shares that are expected to be sold in Sell-to-Cover Transactions.  Please advise.

RESPONSE: The Company advises the Staff that all currently outstanding RSUs were issued under the Company’s 2009 Stock Plan pursuant to Rule 701 and the shares underlying such RSUs will be registered on a Form S-8 registration statement to be filed by the Company prior to the first trading day. When the RSUs vest and settle on the first trading day and for any settlement dates thereafter, the shares will be registered under the Securities Act of 1933, as amended. Non-affiliates of the Company may resell such shares without restriction pursuant to the Form S-8, and thus, shares underlying the RSUs held by non-affiliates that will be sold in sell-to-cover transactions on the first trading day will not need to be registered on the Form S-1 registration statement. Accordingly, the Company has removed the reference to RSUs from the “Other Registered Stockholders” line items within the Principal and Registered Stockholders table in the Amended Draft Registration Statement. However, affiliates of the Company may only resell such shares pursuant to the restrictions under Rule 144, and thus, the Company intends to register shares held by affiliates, including shares underlying RSUs held by such affiliates, on the Form S-1 registration statement so that such shares may be freely tradable.
[Signature Page Follows]

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 4, 2019

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline
Richard A. Kline

cc:	Joshua Shainess, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Lisa Etheredge, Securities and Exchange Commission
Stewart Butterfield, Slack Technologies, Inc.
David Schellhase, Slack Technologies, Inc.
Gabe Stern, Slack Technologies, Inc.
Amanda Westendorf, Slack Technologies, Inc.
David W. Van Horne, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP